Highlights

Economic growth is beginning to recover in Québec, with real GDP by industry showing growth of 1.1% after eight months in 2024, compared with the same period in 2023. For 2024, growth is forecast at 1.2%. Moreover, annual inflation moderated at 1.6% in October 2024, compared with 4.2% in October 2023.

Based on recent developments in economic activity and results as at September 30, 2024, the accounting deficit1 forecast for 2024-2025 remains unchanged from the fall 2024 Update on Québec's Economic and Financial Situation forecast and remains at $8.8 billion (1.4% of GDP). Taking into account deposits of dedicated revenues in the Generations Fund of $2.2 billion, the budgetary deficit within the meaning of the Balanced Budget Act is maintained at $11.0 billion (1.8% of GDP).

▪ The forecast for the contingency reserve, originally set at $1.5 billion in Budget 2024-2025, was revised to $750 million in the fall 2024 economic and financial update. This forecast is maintained in this report .

Revenues are expected to reach $152.6 billion for the year as a whole and expenditures, including the contingency reserve, are expected to stand at $161.4 billion.

The net debt burden will stand at 39.0%2 of GDP as at March 31, 2025.

As at November 5, 2024, the financing program had been completed for 2024-2025, and $3.1 billion in pre-financing had been realized.2,3

(1) The contingency reserve, as well as deposits of dedicated revenues in the Generations Fund, are presented under expenditures for illustrative purposes.

(2) This is the operating surplus (deficit) as presented in the public accounts.

(3) Including deposits of dedicated revenues in the Generations Fund, the budgetary deficit within the meaning of the Balanced Budget Act stands at $11.0 billion.

_________________________________

1. This is the operating surplus (deficit) as presented in the public accounts.

2. These are the same data as those published in the fall 2024 Update on Québec's Economic and Financial Situation.

3. Long-term borrowings contracted between April 1, 2024 and November 5, 2024.

Recent developments in the economic situation

After slowing sharply in 2023 (0.6%), the economy has begun to recover. For the first eight months of 2024, compared with the corresponding period in 2023, real GDP by industry (at basic prices) grew by 1.1%. Growth is expected to reach 1.2% in 2024.

Since the start of 2024, annual growth in the Consumer Price Index (CPI) significantly slowed in Québec (2.5% after 10 months in 2024, compared with the corresponding period in 2023). In comparison, the CPI grew by 4.5% in 2023.

▪ Annual inflation rose by 1.6% in October 2024 (2.0% in Canada). It remains below 2.0% for the third consecutive month.

The restrictive monetary policy bearing fruit, the Bank of Canada has made four consecutive cuts in its policy rate since June 2024, reducing it from 5.00% to 3.75%.

▪ Monetary easing is expected to continue over the coming quarters, which will help economic growth recover.

In Québec, nominal GDP posted growth of 4.8% for the first two quarters of 2024, compared with the corresponding period in 2023 (5.0% in 2023).

Since the start of 2024, the labour market has been slowing down. Between October 2023 and October 2024, the active population (66 300 individuals, an increase of 1.4%) grew faster than the number of jobs created (28 100 jobs, an increase of 0.6%). This development drove the unemployment rate up from 5.0% in October 2023 to 5.7% in October 2024.

▪ Nevertheless, the labour market remains tight. The unemployment rate in Québec (5.7% in October) remains the lowest among the provinces (6.5% in Canada), and the employment rate of people aged 15 to 64 (76.9% in October) is the highest in the country (74.1% in Canada).

Growth in wages and salaries stood at 5.1% for the first three quarters of 2024 compared with the same period in 2023 (5.2% in 2023).

High interest rates and the moderating labour market impact household consumption expenditure. The value of household expenditure posted growth of 5.1% for the first two quarters of 2024, compared with the corresponding period in 2023 (5.8% in 2023).

Net operating surplus of corporations declined by 0.7% for the first two quarters of 2024. Moderating demand for goods and services, lower prices for exports of natural resources, wage gains and high interest rates explain this change.

(1) Data from the economic accounts published on September 25, 2024 by the Institut de la statistique du Québec.

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Summary of results and financial outlook

for 2024-2025

► Results as at September 30, 2024

For the first six months of 2024-2025, the accounting deficit stood at $1.6 billion. This is a deterioration of $1.9 billion compared with the same period the previous year.

This result is due to the following factors:

▪ revenues of $73.9 billion, which increased by 3.9% compared with the same period the previous year. This increase is mainly due to higher tax revenues, reflecting the trend in economic activity, particularly wages and salaries. However, the increase in tax revenues is offset by lower federal transfers from equalization;

▪ expenditures of $75.5 billion, representing growth of 6.7% compared with the same period the previous year. This growth is largely attributable to portfolio expenditures (7.1%), notably those for health and social services and education.

Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after taking into account deposits of dedicated revenues in the Generations Fund of $1.2 billion, stood at $2.8 billion.

Summary of results as at September 30, 2024 and budgetary outlook for 2024-2025
(unaudited data, millions of dollars, year-over-year change)
	April to September				Forecast for fiscal 2024-2025
					Fall 2024 update		New estimate
	2023- 2024-	2024- 2025-	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Own-source revenue	56 164	59 500	3 336	5.9	121 584	6.0	—	121 584	6.0
Federal transfers	14 942	14 366	−576	−3.9	31 042	0.5	—	31 042	0.5
Total revenue	71 106	73 866	2 760	3.9	152 626	4.9	—	152 626	4.9
Portfolio expenditures	−65 756	−70 407	−4 651	7.1	−150 703	6.5	—	−150 703	6.5
Debt service	−4 997	−5 053	−56	1.1	−9 928	−0.5	—	−9 928	−0.5
Total expenditure	−70 753	−75 460	−4 707	6.7	−160 631	6.0	—	−160 631	6.0
Contingency reserve	—	—	—	—	−750	—	—	−750	—
ACCOUNTING SURPLUS (DEFICIT)(1)	353	−1 594	−1 947	—	−8 755	—	—	−8 755	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−977	−1 208	−231	—	−2 243	—	—	−2 243	—
BUDGETARY BALANCE(2)	−624	−2 802	−2 178	—	−10 998	—	—	−10 998	—

(1) This is the operating surplus (deficit) as presented in the public accounts.

(2) Budgetary balance within the meaning of the Balanced Budget Act.

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► Budgetary outlook for 2024-2025

Based on recent developments in economic activity and results as at September 30, 2024, the accounting deficit forecast for 2024-2025 remains unchanged from the fall 2024 Update on Québec's Economic and Financial Situation forecast and remains at $8.8 billion.

▪ This deficit includes a contingency reserve of $750 million.

Thus, revenues stand at $152.6 billion, while expenditures stand at $160.6 billion.

▪ Own-source revenue reaches $121.6 billion, up 6.0%. This variation is explained by changes in economic activity, including wages and salaries, and by the effect of harmonizing with certain measures proposed in the federal budget of April 2024, including the increase in the capital gains inclusion rate.

▪ Federal transfers reach $31.0 billion, up 0.5%. This variation is explained by the amount of $750 million granted by the federal government in June 2024 to reimburse Québec for costs related to the welcoming of asylum seekers.

▪ Portfolio expenditures stand at $150.7 billion, up 6.5%. This variation is explained in particular by the initiatives announced in March 2024 and November 2024, the increase in education services costs, unrealized remuneration expenditures due to the strike by school staff in 2023-2024, the lag in the pace of infrastructure realization and the rise in costs tied to the delivery of health care and social services.

▪ Debt service stands at $9.9 billion, a decrease of 0.5%. This variation is mainly due to the non-recurrence of losses on the disposal of assets recorded in 2023-2024 as part of the investment activities of the Sinking Fund for Government Borrowing.

Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after taking into account deposits of dedicated revenues in the Generations Fund of $2.2 billion, stands at $11.0 billion.

► Additional information

The net debt burden is expected to stand at 39.0% of GDP as at March 31, 2025, the same level as that presented in the fall 2024 Update on Québec's Economic and Financial Situation.

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Revenue

Own-source revenue

► Results as at September 30, 2024

As at September 30, that is, for the first six months of the year 2024-2025, own-source revenue amounted to $59.5 billion. This represents an increase of $3.3 billion (5.9%) compared with the same period the previous year.

Tax revenue rose by $2.6 billion (5.9%), to $47.2 billion, due in particular to increases:

▪ of $1.6 billion (7.6%) in personal income tax, due in particular to the 5.1% growth in wages and salaries in the first three quarters of 2024 and to the effect of harmonizing with certain measures proposed in the federal budget of April 2024, including the increase in the capital gains inclusion rate;

▪ of $305 million (7.3%) in contributions for health services, attributable in particular to the 5.1% growth in wages and salaries in the first three quarters of 2024;

▪ of $504 million (10.1%) in corporate tax revenues, due, among other things, to the effect of harmonizing with certain measures proposed in the federal budget of April 2024, including the increase in the capital gains inclusion rate;

▪ of $23 million (4.1%) in school property tax, due to changes in local needs funding, which takes into account the anticipated growth in the number of students and in the cost of goods and services financed by school property tax;

▪ of $235 million (1.6%) in consumption taxes, attributable mainly to an increase in Québec sales tax revenue caused by the 5.1% increase in household consumption for the first two quarters of 2024. This effect is partly offset by higher input tax refunds.

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Other own-source revenue rose by $874 million (9.3%) to $10.3 billion, due to increases:

▪ of $136 million (5.0%) in duties, permits and royalties, resulting in particular from higher prices for certain metals and minerals produced in Québec and favourable changes in revenues from duties on driver's licence and vehicle registration fees;

▪ of $738 million (11.0%) in miscellaneous revenues, due in particular to the increase in investment income of the Generations Fund, in revenues from the sale of goods and services and in interest income related to tax debts administered by Revenu Québec.

Revenue from government enterprises fell by $170 million (−8.0%), to $2.0 billion.

▪ This change is mainly attributable to a decrease in Hydro-Québec's results, linked in particular to the increase in its operating expenses, which is explained, among other things, by the growth in expenditures related to maintenance work aimed at improving the quality and reliability of services.

▪ This decrease is partially offset by the increase in the results of Investissement Québec resulting from the favourable variation in certain investments.

Own-source revenue
(unaudited data, millions of dollars, year-over-year change)
	April to September				Forecast for fiscal 2024-2025
					Fall 2024 update		New estimate
	2023- 2024-	2024- 2025-	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Income and property taxes
− Personal income tax	20 605	22 170	1 565	7.6	44 990	7.5	—	44 990	7.5
− Contributions for health services	4 187	4 492	305	7.3	8 825	3.4	—	8 825	3.4
− Corporate taxes	4 969	5 473	504	10.1	12 868	12.9	—	12 868	12.9
− School property tax	567	590	23	4.1	1 206	4.9	—	1 206	4.9
Consumption taxes	14 279	14 514	235	1.6	27 523	1.6	—	27 523	1.6
Tax revenue	44 607	47 239	2 632	5.9	95 412	6.0	—	95 412	6.0
Duties, permits and royalties	2 712	2 848	136	5.0	6 065	3.0	—	6 065	3.0
Miscellaneous revenue	6 718	7 456	738	11.0	14 778	9.4	—	14 778	9.4
Other own-source revenue	9 430	10 304	874	9.3	20 843	7.5	—	20 843	7.5
Total own-source revenue excluding revenue from government enterprises	54 037	57 543	3 506	6.5	116 255	6.2	—	116 255	6.2
Revenue from government enterprises	2 127	1 957	−170	−8.0	5 329	1.7	—	5 329	1.7
TOTAL	56 164	59 500	3 336	5.9	121 584	6.0	—	121 584	6.0

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► Budgetary outlook for 2024-2025

Own-source revenue is forecast to stand at $121.6 billion in 2024-2025 (annual growth of 6.0%), the same level as that presented in the fall 2024 Update on Québec's Economic and Financial Situation.

Tax revenue stands at $95.4 billion, up 6.0%. This variation is explained by increases:

▪ of 7.5% in personal income tax, due to the expected 5.6% growth in wages and salaries in 2024 and the effect of harmonizing capital gains taxation with the federal system;

▪ of 3.4% in contributions for health services, attributable in particular to the expected 5.6% growth in wages and salaries in 2024;

▪ of 12.9% in corporate tax revenues, due, among other things, to the effect of harmonizing with certain measures proposed in the April 2024 federal budget, including the increase in the capital gains inclusion rate;

▪ of 4.9% in school property tax revenues, due to changes in local needs funding, which takes into account the anticipated growth in the number of students and in the cost of goods and services financed by school property tax;

▪ of 1.6% in consumption taxes, attributable mainly to an increase in Québec sales tax revenue caused by the 5.0% increase in household consumption in 2024, the effect of which is partly offset by higher input tax refunds.

Other own-source revenue stands at $20.8 billion, up 7.5%. This variation is mainly due to increases:

▪ of 3.0% in duties, permits and royalties, stemming in particular from changes in revenues from driver's license and vehicle registration fees and higher revenues from natural resources;

▪ of 9.4% in miscellaneous revenue, due among other things, to higher expected revenues from special funds, non-budget-funded bodies and bodies in the health and social services, education and higher education networks.

Revenue from government enterprises stands at $5.3 billion, up 1.7%. This variation is largely due to the increase in revenue from Investissement Québec, primarily related to the reduction in the provision for losses compared to the previous year.

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Composition of own-source revenue

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, that is, personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

▪ Changes in own-source revenue generally reflect changes in economic activity in Québec and modifications in the tax system.

Own-source revenue also includes other sources of revenue:

▪ Duties, permits and royalties, in particular revenue from the carbon market;

▪ miscellaneous revenue, such as tuition fees and revenues from interest, the sale of goods and services, as well as fines, forfeitures and recoveries.

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient.

▪ Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

Own-source revenue as at September 30, 2024 (billions of dollars, percentage of total own-source revenue)

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Revenue

Federal transfers

► Results as at September 30, 2024

As at September 30, for the first six months of 2024-2025, federal transfers totalled $14.4 billion. This represents a decrease of $576 million (−3.9%) compared with the same period last year. This variation is explained, among other things, by a decrease in equalization resulting from changes made by the federal government to this program as part of its March 2023 budget.

▪ These changes mainly concern the estimate of provincial fiscal capacity for the non-residential property tax base.

Federal transfers
(unaudited data, millions of dollars, year-over-year change)
	April to September				Forecast for fiscal 2024-2025
					Fall 2024 update		New estimate
	2023- 2024-	2024- 2025-	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Equalization	7 019	6 658	−361	−5.1	13 316	−5.1	—	13 316	−5.1
Health transfers	4 405	4 203	−202	−4.6	8 547	−1.9	—	8 547	−1.9
Transfers for post-secondary education and other social programs	750	661	−89	−11.9	1 323	−8.8	—	1 323	−8.8
Other programs	2 768	2 844	76	2.7	7 856	17.7	—	7 856	17.7
TOTAL	14 942	14 366	−576	−3.9	31 042	0.5	—	31 042	0.5

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► Budgetary outlook for 2024 2025

Federal transfers reach $31.0 billion (annual growth of 0.5%) in 2024-2025, the same level as that presented in the fall 2024 Update on Québec's Economic and Financial Situation. This growth is explained by the amount of $750 million announced by the federal government in June 2024 to reimburse Québec for costs related to the welcoming of asylum seekers.

Composition of federal transfers

Revenue from federal transfers consists of federal government revenues paid to Québec under the Federal-Provincial Fiscal Arrangements Act, in addition to revenues from other programs under bilateral agreements.

These revenues mainly come from:

▪ the equalization program;

▪ the Canada Health Transfer (CHT);

▪ the Canada Social Transfer (CST);

▪ other programs resulting from agreements with the federal government in various fields (e.g.: immigrant integration, early learning and childcare, labour market and infrastructure).

Federal transfers as at September 30, 2024 (billions of dollars, percentage of total revenue from federal transfers)

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Expenditure

Portfolio expenditures and debt service

► Results as at September 30, 2024

As at September 30, that is, for the first six months of 2024-2025, expenditure totalled $75.5 billion. This represents an increase of $4.7 billion (6.7%) compared with the same period last year.

Portfolio expenditures rose by $4.7 billion (7.1%) to $70.4 billion. In addition to the expected change in costs related to the delivery of public services, the growth observed as at September 30, 2024 can be explained by these factors:

▪ expenditure in the Santé et Services sociaux portfolio increased by $1.6 billion (5.5%) to $31.0 billion. This increase is due in particular to changes in compensation and expenditures related to drugs;

▪ expenditure in the Éducation portfolio increased by $1.2 billion (13.0%) to $10.4 billion. This increase is due to changes in the remuneration of staff at school service centres and school boards, resulting from salary indexations and staff increases to meet rising student numbers;

▪ expenditure in the Enseignement supérieur portfolio increased by $333 million (7.0%) to $5.1 billion. This increase results in particular from the funding of new infrastructure at private universities, as well as from changes in the remuneration of higher education staff, resulting from salary indexations;

▪ expenditure in the Famille portfolio increased by $240 million (5.9%) to $4.3 billion. This increase  is due in particular to increased funding for childcare centre (CPE) infrastructure and an increase in the Family Allowance;

▪ expenditure in the Transports et Mobilité durable portfolio increased by $213 million (7.2%) to $3.2 billion. This increase stems in particular from spending on municipal infrastructure and public transit projects;

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▪ expenditure in the Emploi et Solidarité sociale portfolio rose by $54 million (1.9%) to $2.9 billion. This increase is mainly due to increased spending on last-resort financial assistance programs;

▪ expenditure in the Affaires municipales et Habitation portfolio increased by $236 million (14.9%) to $1.8 billion. This increase is attributable, among other things, to higher costs for municipal infrastructure and social housing projects;

▪ expenditure in the Économie, Innovation et Énergie portfolio rose by $167 million (9.7%) to $1.9 billion. This increase is due in particular to the rise in the tax credit for the development of e-business;

▪ expenditure in the Environnement, Lutte contre les changements climatiques, Faune et Parcs increased by $199 million (28.9%) to $888 million. This variation is explained in particular by the increase in subsidies for the Roulez vert program due to the significant rise in sales of new electric vehicles;

▪ expenditure in other portfolios rose by $400 million (4.7%) to $8.9 billion.

Debt service expenditure rose by $56 million (1.1%) to $5.1 billion. This increase is mainly due to the rise in interest rates at the beginning of the fiscal year.

Expenditure (unaudited data, millions of dollars, year-over-year change)
	April to September				Forecast for fiscal 2024-2025
					Fall 2024 update		New estimate
	2023- 2024-	2024- 2025-	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Santé et Services sociaux	29 438	31 044	1 606	5.5	62 807	3.0	—	62 807	3.0
Éducation	9 220	10 423	1 203	13.0	22 537	12.4	—	22 537	12.4
Enseignement supérieur	4 791	5 124	333	7.0	11 050	5.5	—	11 050	5.5
Famille	4 084	4 324	240	5.9	8 554	−4.1	—	8 554	−4.1
Transports et Mobilité durable	2 949	3 162	213	7.2	7 060	5.4	—	7 060	5.4
Emploi et Solidarité sociale	2 811	2 865	54	1.9	5 754	0.5	—	5 754	0.5
Affaires municipales et Habitation	1 589	1 825	236	14.9	5 324	8.3	—	5 324	8.3
Économie, Innovation et Énergie	1 714	1 881	167	9.7	4 012	4.8	—	4 012	4.8
Environnement, Lutte contre les changements climatiques, Faune et Parcs	689	888	199	28.9	2 462	1.3	—	2 462	1.3
Other portfolios	8 471	8 871	400	4.7	21 143	20.8	—	21 143	20.8
Portfolio expenditures	65 756	70 407	4 651	7.1	150 703	6.5	—	150 703	6.5
Debt service	4 997	5 053	56	1.1	9 928	−0.5	—	9 928	−0.5
TOTAL	70 753	75 460	4 707	6.7	160 631	6.0	—	160 631	6.0

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► Budgetary outlook for 2024 2025

Expenditure is forecast to stand at $160.6 billion in 2024 2025 (annual growth of 6.0%), the same level as that presented in the fall 2024 Update on Québec’s Economic and Financial Situation.

  Portfolio expenditures stand at $150.7 billion, up 6.5%. This variation is explained in particular by the initiatives announced in March 2024 and November 2024, the increase in education services costs, unrealized remuneration expenditures due to the strike by school staff in 2023 2024, the lag in the pace of infrastructure realization and the rise in costs tied to the delivery of health care and social services.

  Debt service stands at $9.9 billion, a decrease of 0.5%. This variation is mainly due to the non-recurrence of losses on the disposal of assets recorded in 2023 2024 as part of the investment activities of the Sinking Fund for Government Borrowing.
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Composition of portfolio expenditures

Portfolio expenditures represent the total resources allocated to the delivery of public services. The government implements programs that are administered directly by government entities such as departments and organizations.

  Programs and entities under a minister’s responsibility constitute a portfolio.

Portfolio expenditures are made up of:

  program expenditures;

  expenditures incurred notably by special funds, non-budget-funded bodies, as well as bodies in the health and social services, education and higher education networks;

  tax-funded expenditures, which consist of refundable tax credits and the expenditure for doubtful accounts associated with tax revenues.

The composition and expenditure level of each portfolio vary according to the nature of the function and programs under the minister’s responsibility. As a result, some portfolios will incur more expenses than others, depending on their mission.

In 2024-2025, there are 25 ministerial portfolios. The three main ones, Santé et Services sociaux, Éducation, and Enseignement supérieur, account for a little more than 64% of annual portfolio expenditures.

Composition of debt service

Debt service represents the sum of interest on direct debt and interest on other employee future benefits liabilities in the public and parapublic sectors.

It depends in particular on the size of the debt and interest rates on financial markets. Each year, the government must devote a portion of its revenues to making interest payments.

Expenditure as at September 30, 2024 (billions of dollars, percentage of total expenditure)

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Debt

As at March 31, 2025, net debt will stand at $236.6 billion, or 39.0% of GDP. This is the same level as that presented in the fall 2024 Update on Québec's Economic and Financial Situation.

Net debt as at March 31, 2025
(millions of dollars, unless otherwise indicated)
	Fall 2024 update	Adjustment	New estimate
NET DEBT, BEGINNING OF YEAR	220 016	-	220 016
% OF GDP	38.0	-	38.0
Budgetary deficit (surplus)	8 755	-	8 755
Capital investments	8 087	-	8 087
Accounting adjustment	−296	-	−296
Total change	16 546	-	16 546
NET DEBT, END OF YEAR	236 562	-	236 562
% OF GDP	39.0	-	39.0

As at March 31, 2024, Québec's net debt-to-GDP ratio was 38.0%, compared to 28.8% for the provincial average. The government is committed to gradually reducing Québec's net debt to 30% of GDP by fiscal year 2037-2038.

Net debt of governments in Canada as at March 31, 2024 (percentage of GDP)

(1) This average is obtained by dividing the sum of provincial debts by the sum of provincial GDP. Sources: Public accounts, government budget documents and Statistics Canada.

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Net financial surpluses or requirements

For the period April to September 2024, net financial requirements amount to $12.3 billion and are attributable to:

▪ the $1.6-billion deficit resulting from the difference between government revenue and expenditure;

▪ the $1.7-billion financial requirements for investments, loans and advances, stemming in particular from an increase in the consolidation value of government enterprises[4] and a rise in investments made by Financement-Québec and by the Economic Development Fund;

▪ the $3.7-billion financial requirements related to government capital investments, mainly due to investments of $6.3 billion, notably for the refurbishment and construction of schools and healthcare facilities. These investments are partially offset by amortization expenses of $2.6 billion;[4]

▪ the $1.4-billion financial requirement related to the liability for retirement plans and other employee future benefits, resulting from the payment of government employee benefits of $3.6 billion, offset by the net cost of the plans of $2.2 billion;[4]

▪ the $2.7-billion financial requirements from other accounts[5] that stem in particular from tax refunds made in 2024-2025 but recognized at the end of 2023-2024;

▪ the $1.2-billion financial requirement generated by deposits in the Generations Fund.

Net financial surpluses or requirements
(unaudited data, millions of dollars)
April to September
	2023-2024	2024-2025
ACCOUNTING SURPLUS (DEFICIT)	353	−1 594
Non-budgetary transactions
Investments, loans and advances	−2 168	−1 658
Capital investments	−2 631	−3 684
Retirement plans and other employee future benefits	−1 686	−1 449
Other accounts(1)	−2 224	−2 730
Deposits in the Generations Fund	−977	−1 208
Total non-budgetary transactions	−9 686	−10 729
NET FINANCIAL SURPLUSES (REQUIREMENTS)	−9 333	−12 323

(1) The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

__________________________________________

4. These items, which are included in the government's budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.

5. The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

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Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on the accrual basis of accounting.

  Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses or requirements, on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, and fixed assets, by retirement plans and other employee future benefits, as well as by other accounts.

  This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

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Financing program and borrowings

The financing program corresponds to long-term borrowings made, in particular, to repay maturing borrowings and to fund the government's capital investments. For 2024-2025, the program amounts to $32.5 billion.6

As at November 5, 2024, as presented in the fall 2024 Update on Québec's Economic and Financial Situation, the financing program was completed for 2024-2025, and $3.1 billion in pre-financing had been realized.7

▪ Conventional bonds in Canadian dollars are the main borrowing instrument used.

▪ Borrowings on foreign markets account for 35% of borrowings issued to date in 2024-2025.

Summary of long-term borrowings contracted in 2024-2025
Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	20 793	63.9
Savings products issued by Épargne Placements Québec	482	1.5
Green bonds	-	-
Immigrant investors(1)	2	0.0
Subtotal	21 277	65.4
OTHER CURRENCIES
U.S. dollar	7 761	23.9
Euro	1 866	5.7
Australian dollar	1 212	3.7
Swiss franc	433	1.3
Subtotal	11 272	34.6
TOTAL	32 549	100.0

Note: Long-term borrowings issued between April 1, 2024 and November 5, 2024.

(1) These borrowings come from sums advanced by immigrant investors. These sums are loaned to the government through Investissement Québec.

Summary of long-term borrowing repayments in 2024-2025
Currencies	$million
CANADIAN DOLLAR
Conventional bonds	6 000
Other	303
Subtotal	6 303
OTHER CURRENCIES
U.S. dollar	1 337
Subtotal	1 337
TOTAL	7 640

Note: Long-term borrowing repayments from April 1 to September 30, 2024.
__________________________________________

6. This is the financing program as presented in the fall 2024 Update on Québec's Economic and Financial Situation.

7.  Long-term borrowings contracted between April 1, 2024 and November 5, 2024.

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Appendix 1: Results and budgetary outlook for 2024-2025

Results and budgetary outlook for 2024-2025 − Budgetary balance (level and adjustment in millions of dollars, percentage change compared to the same period last year)
	April to September		Forecast for fiscal 2024-2025
			March 2024 budget		Fall 2024 update			New estimate			Adjustment since the March 2024 budget (M$)
	Level (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Revenue
Own-source revenue	59 500	5.9	120 904	4.7	680	121 584	6.0		121 584	6.0	680
Federal transfers	14 366	−3.9	29 397	−6.0	1 645	31 042	0.5	-	31 042	0.5	1 645
Subtotal - Revenue	73 866	3.9	150 301	2.4	2 325	152 626	4.9	-	152 626	4.9	2 325
Expenditure
Portfolio expenditures	−70 407	7.1	−147 815	4.6	−2 888	−150 703	6.5	-	−150 703	6.5	−2 888
Debt service	−5 053	1.1	−9 762	1.2	−166	−9 928	−0.5	-	−9 928	−0.5	−166
Subtotal - Expenditure	−75 460	6.7	−157 577	4.4	−3 054	−160 631	6.0	-	−160 631	6.0	−3 054
Contingency reserve	-	-	−1 500	-	750	−750	-	-	−750	-	750
ACCOUNTING SURPLUS (DEFICIT)(1)	−1 594	-	−8 776	-	21	−8 755	-	-	−8 755	-	21
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−1 208	-	−2 222	-	−21	−2 243	-	-	−2 243	-	−21
BUDGETARY BALANCE(2)	−2 802	-	−10 998	-	-	−10 998	-	-	−10 998	-	-

(1) This is the operating surplus (deficit) as presented in the public accounts.
(2) Budgetary balance within the meaning of the Balanced Budget Act.

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Appendix 1: Results and budgetary outlook for 2024-2025 (cont.)

Results and budgetary outlook for 2024-2025 − Revenue (level and adjustment in millions of dollars, percentage change compared to the same period last year)
	April to September		Forecast for fiscal 2024-2025
			March 2024 budget		Fall 2024 update			New estimate			Adjustment since the March 2024 budget (M$)
	Level (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Own-source revenue
Income and property taxes
− Personal income tax	22 170	7.6	44 952	6.0	38	44 990	7.5	-	44 990	7.5	38
− Contributions for health services	4 492	7.3	8 670	4.5	155	8 825	3.4	-	8 825	3.4	155
− Corporate taxes	5 473	10.1	12 116	6.3	752	12 868	12.9	-	12 868	12.9	752
− School property tax	590	4.1	1 310	15.2	−104	1 206	4.9	-	1 206	4.9	−104
Consumption taxes	14 514	1.6	27 991	3.2	−468	27 523	1.6	-	27 523	1.6	−468
Subtotal - Tax revenue	47 239	5.9	95 039	5.2	373	95 412	6.0	-	95 412	6.0	373
Duties, permits and royalties	2 848	5.0	5 940	1.9	125	6 065	3.0	-	6 065	3.0	125
Miscellaneous revenue	7 456	11.0	14 507	2.8	271	14 778	9.4	-	14 778	9.4	271
Subtotal - Other own-source revenue	10 304	9.3	20 447	2.5	396	20 843	7.5	-	20 843	7.5	396
Total own-source revenue excluding revenue from government enterprises	57 543	6.5	115 486	4.7	769	116 255	6.2	-	116 255	6.2	769
Revenue from government enterprises	1 957	−8.0	5 418	4.3	−89	5 329	1.7	-	5 329	1.7	−89
Total own-source revenue	59 500	5.9	120 904	4.7	680	121 584	6.0	-	121 584	6.0	680
Federal transfers
Equalization	6 658	−5.1	13 316	−5.1	-	13 316	−5.1	-	13 316	−5.1	-
Health transfers	4 203	−4.6	8 554	−2.6	−7	8 547	−1.9	-	8 547	−1.9	−7
Transfers for post-secondary education and other social programs	661	−11.9	1 351	−6.9	−28	1 323	−8.8	-	1 323	−8.8	−28
Other programs	2 844	2.7	6 176	−12.1	1 680	7 856	17.7	-	7 856	17.7	1 680
Subtotal - Federal transfers	14 366	−3.9	29 397	−6.0	1 645	31 042	0.5	-	31 042	0.5	1 645
TOTAL REVENUE	73 866	3.9	150 301	2.4	2 325	152 626	4.9	-	152 626	4.9	2 325

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Appendix 1: Results and budgetary outlook for 2024-2025 (cont.)

Results and budgetary outlook for 2024-2025 − Expenditure (level and adjustment in millions of dollars, percentage change compared to the same period last year)
	April to September		Forecast for fiscal 2024-2025
			March 2024 budget		Fall 2024 update			New estimate			Adjustment since the March 2024 budget (M$)
	Level (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Portfolio expenditures
Santé et Services sociaux	31 044	5.5	61 909	4.2	898	62 807	3.0	-	62 807	3.0	898
Éducation	10 423	13.0	22 364	9.3	173	22 537	12.4	-	22 537	12.4	173
Enseignement supérieur	5 124	7.0	11 060	3.5	−10	11 050	5.5	-	11 050	5.5	−10
Famille	4 324	5.9	8 498	−2.6	56	8 554	−4.1	-	8 554	−4.1	56
Transports et Mobilité durable	3 162	7.2	6 603	7.5	457	7 060	5.4	-	7 060	5.4	457
Emploi et Solidarité sociale	2 865	1.9	5 615	−2.2	139	5 754	0.5	-	5 754	0.5	139
Affaires municipales et Habitation	1 825	14.9	5 064	−4.9	260	5 324	8.3	-	5 324	8.3	260
Économie, Innovation et Énergie	1 881	9.7	3 983	−4.4	29	4 012	4.8	-	4 012	4.8	29
Environnement, Lutte contre les changements climatiques, Faune et Parcs	888	28.9	2 092	−5.7	370	2 462	1.3	-	2 462	1.3	370
Other portfolios	8 871	4.7	20 627	11.7	516	21 143	20.8	-	21 143	20.8	516
Subtotal - Portfolio expenditures	70 407	7.1	147 815	4.6	2 888	150 703	6.5	-	150 703	6.5	2 888
Debt service	5 053	1.1	9 762	1.2	166	9 928	−0.5	-	9 928	−0.5	166
TOTAL EXPENDITURE	75 460	6.7	157 577	4.4	3 054	160 631	6.0	-	160 631	6.0	3 054
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Appendix 2: Change in certain economic variables

Recent economic indicators in Québec (year-over-year percentage change, unless otherwise indicated)
	July 2024	Aug. 2024	Sept. 2024	Oct. 2024	Quarters of 2024				2024
					Q1	Q2	Q3	Q4	Fcst.	(1)	Obs.	(2)
Real GDP by industry	0.4	0.2	-	-	0.8	0.6	-	-	1.2		1.1
Job creation (thousands)	−9.1	14.7	21.7	6.5	0.3	2.8	−4.6	-	18.7		22.0
Unemployment rate (per cent)	5.7	5.7	5.5	5.7	4.7	5.3	5.6	-	5.4		5.3
Retail sales (in nominal terms)	1.3	0.6	0.6	-	−1.3	0.4	1.7	-	1.6		1.3
Consumer price index(3)	2.3	1.5	1.3	1.6	3.4	2.7	1.7	-	2.5		2.5
Housing starts (thousands)	35.0	41.7	40.3	49.2	50.0	50.9	39.0	-	48.6		46.9
Real GDP	-	-	-	-	0.9	0.7	-	-	1.2		0.7
GDP (in nominal terms)	-	-	-	-	0.9	1.7	-	-	4.6		4.8
Household consumption (in nominal terms)	-	-	-	-	1.8	1.0	-	-	5.0		5.1
Wages and salaries (in nominal terms)	1.6	2.2	−1.1	-	2.1	0.8	2.5	-	5.6		5.1
Net operating surplus of corporations (in nominal terms)	-	-	-	-	−3.7	5.1	-	-	−5.3		−0.7

(1) These forecasts correspond to those published in the fall 2024 update.
(2) Cumulative of available periods compared to the same period of the previous year.
(3) Change compared to the previous year.
Sources: Institut de la statistique du Québec, Statistics Canada and Canada Mortgage and Housing Corporation.

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► Note to the reader

The Report on Québec's Financial Situation provides an overview of the Québec government's financial results. It is prepared with a view to increasing the transparency of public finances and regularly monitoring the achievement of the budgetary balance target for the fiscal year. The financial information presented in the report is not audited and is based on the accounting policies in the government's annual financial statements.

► Consolidated financial information

Consolidated results include the results of all entities that are part of the government's reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government's financial organization and the funding of public services can be found on pages 14 to 19 of the document titled "Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l'État" (in French only).

► Publication date of next quarterly report

The Report on Québec's Financial Situation − Third Quarter of 2024-2025 will be published in March 2025.

For more information, contact the Direction des communications of the Ministère des Finances at info@finances.gouv.qc.ca.

The report is available on the Ministère des Finances website at www.finances.gouv.qc.ca.

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